SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Patni Computer Systems Limited

(Name of Subject Company (Issuer))

iGATE Corporation

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

(Names of Filing Persons (Offeror))

Common Stock, par value Rs. 2.0 per share

American Depositary Shares, each representing two shares of Common Stock1

(Title of Class of Securities)

Y6788H100

(CUSIP Number of Class of Securities)

Mukund Srinath

Vice President - Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Srinivas S. Kaushik, Esq.

Joshua N. Korff, Esq.

Michael Kim, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$304,527,206	$35,356.00

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 27,085,565 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 503.50 in cash. The exchange rate used to convert the transaction value in Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs. 44.782.
**	The amount of the filing fee equals $116.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

[1]	Only Common Stock may be tendered directly in the Offer

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by iGATE Corporation, a Pennsylvania corporation, pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the mandatory open public offer by Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation (collectively, the “Acquirers”) to purchase for cash up to 27,085,565 shares of Common Stock, par value Rs. 2 per share (“Shares”) of Patni Computer Systems Limited, a public limited company organized under the laws of India (the “Company”), on the terms and subject to the conditions set forth in this Schedule TO and in the Letter of Offer, dated March 28, 2011 (the “Letter of Offer”), the related Form of Acceptance-cum-Acknowledgement and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A), (a)(l)(B) and (a)(1)(C), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Letter of Offer and the ADS Letter of Transmittal were mailed to U.S. holders of Shares on March 29, 2011.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 3. Identity and Background of Filing Persons.

(a) The name of the filing person is iGATE Corporation. The address of iGATE Corporation’s principal executive offices is 6528 Kaiser Drive, Fremont, CA 94555. iGATE Corporation’s telephone number is (510) 896-3015. The names of the offerors are Pan-Asia iGATE Solutions and iGATE Global Solutions Limited. iGATE Corporation is the ultimate holding company of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited. The address of Pan-Asia iGATE Solutions’ registered office is IFS Court Twenty Eight, Cybercity, Ebene, Mauritius. Pan-Asia iGATE Solutions’ telephone number is +230 467 3000. The address of iGATE Global Solutions Limited’s registered office is 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore - 560 066, India. iGATE Global Solutions Limited’s telephone number is +91 80 4104 0000.

(b) The information regarding Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited set forth in the Letter of Offer in the section titled “Background of the Acquirers” is incorporated herein by reference.

(c) The information regarding Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited set forth in the Letter of Offer in the section titled “Background of the Acquirers” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(c)(1-7) The Acquirers plan to integrate and operates the Company and comply with the listing requirements of the Bombay Stock Exchange Limited, the National Stock Exchange of India Limited and The New York Stock Exchange (collectively, the “Stock Exchanges”). In addition, the Acquirers have no plan or intention of acquiring Shares of the Company on the Stock Exchange or through negotiation or otherwise during the pendency of the Offer.

The Acquirers do not have any plans to dispose of or otherwise encumber any assets of the Company in the next two years, except in the ordinary course of business and except to the extent required for the purpose of restructuring and/or rationalization of assets, investments, liabilities, business or otherwise of the Company, which will be done subject to receipt of statutory approvals wherever necessary. Further, subject to the requisite approvals, the Acquirers may evaluate options regarding disposal of any surplus assets. The Acquirers reserve the right to streamline/restructure the operations, assets, liabilities and/or businesses of the Company through arrangement/reconstruction, restructuring, merger (including but not limited to merger with itself or any of its subsidiaries), demerger/delisting of the Shares of the Company from the Stock Exchanges and/or sale of assets or undertakings, at a later date. Such decisions will be taken by the boards of directors of Acquirers and/or the board of directors of the Company in accordance with procedures set out by applicable law, and pursuant to business requirements and in line with opportunities or changes in the economic scenario, from time to time. The Acquirers will evaluate and consider such proposals from time to time in accordance with the business requirements, if appropriate. See the information set forth in the Letter of Offer in the section titled “Background of the PAC,” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) An amount equal to Rs. 13,637,581,978 (approximately US$304.5 million), the maximum amount (the “Maximum Consideration”) required to purchase all validly tendered Shares assuming full acceptance of the Open Offer, is currently on deposit in an escrow account maintained by Standard Chartered Bank in India (the “Escrow Account”). In accordance with Indian regulations, such escrowed amount will be used by the Acquirers to purchase validly tendered Shares upon the closing of the Offer. See the information set forth in the Letter of Offer in the section titled “Offer Price and Financial Arrangements,” which is incorporated herein by reference.

Pursuant to applicable Indian regulations, prior to launching the Offer, the Acquirers were required to demonstrate the availability of “funds certain” sufficient to meet their obligations to pay the Maximum Consideration in connection with the Offer (assuming full acceptance). In connection with such requirement, the Acquirers provided the Manager of the Offer with (i) a copy of a Commitment Letter from Viscaria Limited, dated January 10, 2011, providing for the funding of $210 million (the “Viscaria Commitment Amount”) by Viscaria Limited to the iGATE Corporation in exchange for preferred stock of iGATE Corporation (the “Firm Financing Letter”), the proceeds of which must be used by iGATE Corporation to fund Pan-Asia iGATE Solutions (one of the Acquirers), who in turn is obligated to exclusively use such funds to satisfy a portion of the Acquirers’ funding obligations in respect of the Offer, and (ii) a confirmation from a chartered accountant stating that the Acquirers have adequate financial resources to deposit into the Escrow Account an amount equal to the difference between the Maximum Consideration and the Viscaria Commitment Amount. The commitment provided in the Firm Financing Letter is unconditional, other than the receipt, expiry or termination, as applicable, of statutory approvals required for the acquisition of a majority equity stake in the Company, and is backed by an Equity Commitment Letter between Viscaria Limited and certain funds advised by Apax Partners, L.P. and Apax Partners LLP. The information set forth in Exhibit (b)(1) regarding the Equity Commitment Letter is incorporated herein by reference. On February 1, 2011, the first closing under the Viscaria Purchase Agreement occurred and, as previously described in the Forms 8-K filed by iGATE Corporation on January 12, 2011 and February 2, 1011, Viscaria Limited purchased $210 million of Series B Preferred Shares in iGATE Corporation, the proceeds of which were deposited by the Acquirers into the Escrow Account. As the Maximum Consideration is currently on deposit in the Escrow Account and shall be used for payment of validly tendered Shares, the Acquirers believe no additional commitments or borrowings are necessary in connection with the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Letter of Offer, dated March 28, 2011*

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement*

(a)(1)(C)	ADS Letter of Transmittal*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)-(5)	Not applicable

(b)(1)	Equity Commitment Letter, dated as of January 10, 2011, by and among iGATE Corporation, Viscaria Limited, Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. and Apax US VII-L.P. (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO-C filed on January 12, 2011 and incorporated herein by reference)

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)	Not applicable

(d)(2)	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of January 11, 2011 (filed as Exhibit 99.1 to iGATE Corporation’s Schedule TO filed on January 11, 2011 and incorporated herein by reference)*

(d)(3)

Corrigendum to the Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of

March 30, 2011*

(d)(4)	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among iGATE Corporation, Viscaria Limited and the shareholders party thereto (filed as Exhibit

10.2 to iGATE Corporation’s Schedule TO filed on February 4, 2011 and incorporated herein by reference)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2011	iGATE CORPORATION

	By:	/s/ Mukund Srinath
		Name:	Mukund Srinath
		Title:	Corporate Secretary

PAN-ASIA iGATE SOLUTIONS

	By:	/s/ Mukund Srinath
Name: Mukund Srinath
Title: Authorized Signatory

iGATE SOLUTIONS LIMITED

	By:	/s/ Prashanth Idgunji
		Name:	Prashanth Idgunji
		Title:	Vice President - Finance

EXHIBIT INDEX

(a)(1)(A)	Letter of Offer, dated March 28, 2011*

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement*

(a)(1)(C)	ADS Letter of Transmittal*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)-(5)	Not applicable

(b)(1)	Equity Commitment Letter, dated as of January 10, 2011, by and among iGATE Corporation, Viscaria Limited, Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. and Apax US VII-L.P. (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO-C filed on January 12, 2011 and incorporated herein by reference)

(b)(2)	Not applicable

(c)	Not applicable

(d)(1)	Not applicable

(d)(2)	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of January 11, 2011 (filed as Exhibit 99.1 to iGATE Corporation’s Schedule TO filed on January 11, 2011 and incorporated herein by reference)*

(d)(3)

Corrigendum to the Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited together with iGATE Corporation, dated as of

March 30, 2011*

(d)(4)	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among iGATE Corporation, Viscaria Limited and the shareholders party thereto (filed as Exhibit 10.2 to iGATE Corporation’s Schedule TO filed on February 4, 2011 and incorporated herein by reference)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed